Exhibit 99.1

Compugen to Initiate Manufacturing of COM902, its Lead
anti-TIGIT Monoclonal Antibody

COM902 IND anticipated in 2019 to allow clinical testing of combination therapies with COM701

Bayer to provide process development and manufacturing services for COM902

HOLON, ISRAEL, November 6, 2017 –– Compugen Ltd. (NASDAQ: CGEN), a leader in predictive discovery and development of first-in-class therapeutics for cancer immunotherapy, today announced that it is advancing COM902, its lead anti-TIGIT antibody, into manufacturing in anticipation of filing an investigational new drug (IND) application in 2019. As part of these activities, Compugen has entered into a process development and manufacturing service agreement with Bayer HealthCare LLC (Bayer) to produce COM902 for future use in clinical trials. This program follows COM701, an anti-PVRIG antibody, for which the submission of an IND application is anticipated towards the end of the first quarter of 2018.

“As a company with long-standing advanced biologics manufacturing experience and a commitment to advancing novel cancer therapies, we collaborate with a few select partners to develop and manufacture their own pipeline programs,” said Sunil Gupta, Vice President of Biological Development at Bayer. “Compugen has been a valued partner for Bayer and we look forward to working with the Compugen team to produce and prepare COM902 for clinical testing.”

“The development of COM902 will allow us to address various drug combination possibilities of COM701, which can potentially offer significant therapeutic value for cancer patients. We are delighted to enter this service agreement with Bayer for the manufacture of COM902, and to benefit from their expertise and the quality of their cGMP operations,” said Anat Cohen-Dayag, PhD, President and CEO of Compugen. “We are working towards filing an IND for COM902 in 2019, making it available for our clinical testing in combination with COM701 and enabling us to more fully explore the commercial value of COM701.”

About Compugen
Compugen is a therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel, with R&D facilities in both Israel and South San Francisco, CA. Compugen’s shares are listed on NASDAQ and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties, Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Burns McClellan, Inc.
Jill Steier
 Email: jsteier@burnsmc.com
Tel: 212-213-0006